SUNNOVA ENERGY INTERNATIONAL INC.

20 East Greenway Plaza, Suite 540

Houston, Texas 77046

CONFIDENTIAL TREATMENT REQUESTED BY

SUNNOVA ENERGY INTERNATIONAL INC.

PURSUANT TO 17 C.F.R. § 200.83

October 22, 2021

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Division of Corporation Finance

Attention: John Cannarella

Re:	Sunnova Energy International Inc.

Form 10-K for the Fiscal Year ended December 31, 2020

Filed February 25, 2021

SEC File No. 001-38995

Dear Mr. Cannarella:

Set forth below are the responses of Sunnova Energy International Inc., a Delaware corporation (the “Company” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 14, 2021 (the “Comment Letter”), with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Commission on February 25, 2021 (the “2020 Form 10-K”). For the Staff’s convenience, our responses correspond to the captions and numbering included in the Comment Letter and are prefaced by the exact text of the Staff’s comments in bold text.

Form 10-K for the Fiscal Year ended December 31, 2020

Note 2 Significant Accounting Policies

Dealer Commitments, page 103

1.

We understand from your response to prior comment two that in exchange for incentive payments made under your agreements with Trinity Solar, Inc. and other dealers, the dealers must obtain specified numbers of new customer contracts and agree to originate the majority of their business through your platform. You explain that payments made to dealers represent costs of obtaining an anticipated contract, that you are entitled to refunds if the dealers do not achieve target sales, and that such costs “...would not have been incurred if the contract with the customer had not been obtained.”

Please tell us how the “provisions for refunds” and “netting mechanisms” are structured in establishing correlation between the payments to dealers and the specified numbers of new customer contracts. For example, clarify whether the entire payment is subject to proportional return or netting based on the specified targets and if this is not the case, further explain how you determined that all of the payments to dealers are appropriately accounted for as incremental costs to obtain a contract.

Please identify the corresponding provisions in the current agreement with Trinity Solar, Inc., submit that agreement as supplemental information for our review, and if such provisions are not fully representation of the refund and netting provisions in the other dealer agreements, describe the nature and extent of variations.

CONFIDENTIAL TREATMENT REQUESTED BY

SUNNOVA ENERGY INTERNATIONAL INC.

PURSUANT TO 17 C.F.R. § 200.83

RESPONSE:

The Company is party to a number of incentive agreements with its dealers, each of which fall into two general payment structures used by the Company to incentivize contract orgination. The first structure involves upfront incentive payments by the Company to its dealers subject in full to later netting or refund. The second structure involves incentive payments to dealers made in arrears based on prior originations.

Upfront Incentive Payments

The Company is party to that certain Channel Partner Agreement (the “Channel Partner Agreement”) with Trinity Solar, Inc. (“Trinity”). The incentive payment structure that is the subject of the Staff’s comment is contained in the Third Amendment to the Channel Partner Agreement (the “Exclusivity Amendment”), which provides for upfront incentive payments by the Company to Trinity.

The entire amount of each upfront incentive payment made by the Company to Trinity pursuant to the Exclusivity Amendment is subject to proportional return or netting based on the specified targets set forth in the amendment.

Supplemental Information Requested by the Staff

We have provided the requested supplemental information in a supplemental response letter, dated the date hereof, which is being provided to the Staff by our counsel, under separate cover, pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In addition, under separate cover, our counsel has requested confidential treatment of the supplemental information pursuant to the provisions of 17 C.F.R. § 200.83.

We hereby request that this supplemental information be returned to us or destroyed upon completion of your review and that, pending its return or destruction, it be withheld from release as it contains competitively sensitive business information of the Company. We are also requesting that the Freedom of Information Act officer accord the supplemental information furnished in connection with this letter confidential treatment under the Commission’s rules.

Incentive Payments in Arrears

The other general structure used by the Company to incentivize contract origination by its dealers involves incentive payments made in arrears. This structure is similar to the upfront payment structure in that it also requires the Company to make annual incentive payments in exchange for a dealer’s commitment to obtain contracts for and install a certain minimum quantity or dollar value of solar energy systems, but differs with respect to the timing of the Company’s required payment. Rather than making upfront annual incentive payments near the beginning of each annual period, the Company calculates the dealer’s performance against its commitments within a certain period (usually thirty (30) days) following the end of each annual period, and makes the required incentive payment at that time. This framework does not require proportional return or netting of the incentive payment in the event the dealer falls short of its commitments because the incentive payment is not made (if at all) until after the dealer’s performance is known. The Company makes these incentive payments only to the extent that additional customer contracts were obtained. As a result, the Company considers these payments to be incremental costs to obtain customer contracts.

CONFIDENTIAL TREATMENT REQUESTED BY

SUNNOVA ENERGY INTERNATIONAL INC.

PURSUANT TO 17 C.F.R. § 200.83

If you have any questions with respect to the foregoing, or if any additional information is required by the Staff, please contact Travis Wofford of Baker Botts L.L.P. at (713) 229-1315.

Sincerely,

SUNNOVA ENERGY INTERNATIONAL INC.

By:	/s/ Walter A. Baker
Walter A. Baker
Executive Vice President, General Counsel and Secretary

cc:	Robert Lane, Sunnova Energy International Inc.

Josh Davidson, Baker Botts L.L.P.

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